Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-111541; Form S-8 No. 333-119410; Form S-8 No. 333-121965 and Form S-8 No. 333-127699) of Compass Minerals International, Inc. of our report dated February 21, 2007, with respect to the consolidated financial statements and schedule of Compass Minerals International, Inc. as of and for the year ended December 31, 2006, Compass Minerals International, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting of Compass Minerals International, Inc. as of December 31, 2006, included in the Annual Report (Form 10-K) for the year ended December 31, 2006.
/s/ Ernst & Young LLP
February 21, 2007
Kansas City, Missouri